UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2023

Commission File Number: 001-41587

MultiMetaVerse Holdings Limited

Building D3, No. 718, Lingshi Road, Jingan District

Shanghai, China, 200072

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 30, 2023, MultiMetaVerse Holdings Limited (“MMV” or the “Company”) closed the second installment of the previously announced PIPE Investment (as defined below). As previously announced, MMV and Model Performance Acquisition Corp entered into a subscription agreement with Prominence Investment Management Ltd. (the “PIPE Investor”), pursuant to which MPAC and MMV agreed to issue and the PIPE Investor agreed to subscribe an aggregate of 1,200,000 Class A ordinary shares, for an aggregate purchase price of $12,000,000 at $10.00 per share (the “PIPE Investment”). On January 6, 2023, MMV completed the first installment of the PIPE Investment in the amount of US$2 million for the subscription of 200,000 Class A ordinary shares of MMV to Digital Analog Integration Ltd. (“DAL”), an assignee of the PIPE Investor. On January 30, 2023, MMV closed the second installment of the PIPE Investment in the amount of US$2.5 million for the subscription of 250,000 Class A ordinary shares of MMV to DAL. After a series of negotiations, MMV and the PIPE Investor agreed to waive their remaining rights and obligations under the Subscription Agreement. MMV and its Board of Director believe that the termination of the Subscription Agreement is in the best interest of the Company.

Safe Harbor Statement

This Form 6-K contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Without limiting the generality of the foregoing, the forward-looking statements in this press release include descriptions of the Company’s future commercial operations. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, such as the Company’s inability to implement its business plans, identify and realize additional opportunities, or meet or exceed its financial projections and changes in the regulatory or competitive environment in which the Company operates. You should carefully consider the foregoing factors and the other risks and uncertainties described in the Company’s registration statement on Form F-4, as amended, which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on July 20, 2022 and other documents to be filed by the Company with the SEC from time to time, which could cause actual events and results to differ materially from those contained in the forward-looking statements. All information provided herein is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2023

MultiMetaVerse Holdings Limited

By:	/s/ Yiran Xu
Name:	Yiran Xu
Title:	Chief Executive Officer

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